Exhibit 99.2

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ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION A

DETAILED BUSINESS REVIEW

CONTENTS

Supplementary Accounting Information	A 1

Consolidated Profit & Loss Account – Statutory Basis	A 4

Reconciliation of Profit & Loss Account

Three months to 31 March 2004	A 5

Three months to 31 March 2003	A 6

Ongoing Operations Breakdown	A 7

Detailed Business Reviews

UK	A 8

Scandinavia	A 10

United States	A 11

International	A 12

International – Canada	A 13

Group Reinsurances	A 14

Life	A 15

Detailed Business Review

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SUPPLEMENTARY ACCOUNTING INFORMATION

PROFIT & LOSS ACCOUNT AND BALANCE SHEET

The following issues relate to the Group’s profit & loss account and balance sheet:

Longer Term Rate of Return

The Group includes the longer term rate of return on investments backing general business technical provisions and capital in determining operating profit (based on LTIR).This treatment is in accordance with the Association of British Insurers Statement of Recommended Practice (ABI SORP). The longer term rate of return is determined in order to ensure that over time the long run basis recognises the aggregate of the actual investment return.

The general business result (based on LTIR) of £127m is calculated assuming pre tax returns of 5% on fixed interest securities and 7.5% on equities and assuming that investments have been held throughout the period according to the investment policy.

The longer term investment return included within the Group operating result (based on LTIR) is based on a normalised value of investments. This adjustment to the value of the investments on which the longer term return is calculated ensures that the return is both stable and sustainable. The normalisation adjustment is based on longer term yield assumptions and produces an effective return as follows:

	Stated longer	Effective return	Effective return
	term return	3 months	3 months
		2004	2003
Equities	7.5%	8.7%	11.8%
Fixed interest	5.0%	4.8%	4.7%

The difference between the stated returns credited to the general business result (based on LTIR) and the above effective returns is included in ‘Other Activities’. Also included in Other Activities is the difference in investment return on the actual investments held throughout the period, compared to that specified by the investment policy.

The aggregate investment return at 31 March 2004 recognised on the longer term basis since 1994 amounts to £10.9bn and the total actual investment return for this period is £11.3bn.

Actual Return

	31 March	31 March
	2004	2003
	£m	£m
Actual return
Investment income (including Associates)	162	182
Unwind of discounted claims provision	(14)	(15)
Realised gains	22	99
Unrealised gains/(losses)	25	(151)

Total return	195	115

As presented
Recognised in operating result
– General business	164	191
– Other activities	24	(1)

Total recognised in operating result	188	190
Short term investment fluctuations	7	(75)

Total return	195	115

Detailed Business Review	A1

Investments
The equity exposure of the Group was broadly unchanged during the first quarter of 2004, with the value of the aggregate holdings being approximately £1.1bn at the end of the period.

The fixed interest portfolios continue to be concentrated on high quality short dated bonds. Reflecting the short duration and the continued strength in global bond markets the average yield of the fund fell marginally to stand at 3.22% at 31 March 2004. Exposure to bonds rated AA and above continued to stand at approximately 84% of total bond exposure whilst exposure to non investment grade bonds was less than 1%.

Dated Loan Capital
The dated loan capital raised by the Group has been reflected as a separate element of capital resources in the balance sheet. This classification gives proper recognition to the terms of the dated loan capital, which make it akin to capital finance. In order to achieve consistency with the other sources of capital, the cost of servicing this debt is reflected as a financing item, and is not deducted in arriving at Group operating result (based on LTIR). Similarly, the cash flow statement reflects amounts associated with the dated loan capital as financing cash flows. Dated loan capital has decreased by £26m since the beginning of the year due to foreign exchange movements.

Goodwill
Goodwill has been capitalised and is being amortised over its expected useful economic life, but not exceeding 20 years. Amortisation for the three months to 31 March 2004 is £3m.

Goodwill on Acquisition of Claims Provisions
The fair value of claims provisions relating to the businesses acquired has been established after making allowance for future investment income as required by the ABI SORP. The discount, being the difference between the fair value and the undiscounted value of the claims provisions, has been capitalised as goodwill in acquired claims provisions. It is being amortised to profit & loss over the expected run off period of the related claims. Amortisation for the three months to 31 March 2004 is £4m.

Asbestos Developments

Turner & Newell
Further to the High Court ruling against us and in favour of Turner & Newall in 2003, we are pleased to confirm that Royal & SunAllliance, in conjunction with other former employers’ liability insurers of T&N, have been able to reach agreement in principle with T&N’s administrators that a sum of money will be made available towards compensating workers exposed to asbestos by T&N during the years covered by the policies. This will conclude the insurers’ involvement in any asbestos liabilities of the T&N companies.

It is the Group’s policy not to comment on our reserving for individual incidents. However, we are adequately reserved for the proposed agreement within our overall asbestos reserves, which are subject to regular review and within an appropriate range.

Proposed US Asbestos Legislation
A new Senate Bill 2290 (Fairness in Asbestos Injury Resolution or ‘FAIR’ Act) was introduced to the US Senate on 7 April 2004 and was intended to substitute the earlier bill, Senate Bill 1125. The new bill in its current form would establish a privately financed trust fund to provide payments to individuals with asbestos related illnesses and would remove asbestos claims from the tort litigation system for the duration of the fund. The trust would be funded with US$100bn and would be financed by primary insurers, reinsurers and industrial enterprises. The proposed bill would remove pending and future cases from the judicial system and place these cases and claims into a no fault Trust Fund to be administered by the US Department of Labor. It would establish medical criteria to ensure that only people who showed signs of asbestos related illnesses would be entitled to payments from the trust.

If the bill passes in its current form, the US insurance industry would be responsible for funding a certain share of the trust fund (estimated to be US$46bn). It is proposed that an Asbestos Allocation Commission be established to develop a formula to determine each individual insurer’s share, it is not possible at this stage to predict the exact formula. The Group is a member of the core working group helping to develop recommendations with respect to the insurance industry’s financial parameters relative to the Trust Fund.

Passage of Senate Bill 2290, in its current or an amended form, is far from certain. Similarly, there are concerns once the fund is exhausted, as claimants would have a right to return to the tort system. The return would be confined to the Federal court using the same medical conditions as the fund, which are different to the categories applied in the traditional tort system. There can be no assurance that Senate Bill 2290, if ultimately passed, and the amount and timing of any payments by the Group to the trust established there under, would not have a material adverse effect on the Group’s consolidated financial position, results of operations or cash flows.

Detailed Business Review	A2

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Asbestos Reserves
This analysis is provided every six months.

Impact of Foreign Exchange on Quarterly Movements
Our accounting policy is to translate the results of businesses denominated in foreign currencies into sterling at period end rates.

Exchange Rates

	31 March	31 March
	2004	2003
US Dollar	1.84	1.58
Canadian Dollar	2.42	2.33
Danish Kroner	11.13	10.76
Australian Dollar	—	2.62

Rating Movements

Rate movements being achieved for risks renewing in March 2004 versus comparable risks renewing in March 2003 were as follows:

	Personal		Commercial
	Motor	Household	Motor	Liability	Property
	%	%	%	%	%
UK	6	8	3	4	(1)
US	5	11	13	19	11
Canada	13	13	9	15	9
Scandinavia	9	6	7	43	7

Detailed Business Review	A3

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CONSOLIDATED PROFIT & LOSS ACCOUNT – STATUTORY BASIS

			Restated +
	3 Months		3 Months		12 Months
	2004		2003		2003
	(unaudited)		(unaudited)		(audited)
	£m		£m		£m
Balance on the technical account for general business (excluding investment return allocated to the general business technical account)	(81)		(90)		(898)

Balance on life business technical account gross of tax (excluding investment return allocated from the long term business technical account)	23		16		559

Investment income	178		272		1,098
Interest on dated loan capital	(15)		(14)		(53)
Unrealised gains/(losses) on investments	25		(151)		(395)
Loss from non insurance activities	(1)		(8)		(31)
Central expenses (including reorganisation costs)	(19)		(15)		(94)
Amortisation of goodwill	(3)		(8)		(24)

	107		2		162

Total Group operating profit	97		9		133
Share of results of associated undertakings	10		(7)		29

Profit on ordinary activities before exceptional items and tax	107		2		162
(Loss) on disposal of subsidiary undertakings	(2)		(1)		(308)

Profit/(loss) on ordinary activities before tax	105		1		(146)
Tax on profit/(loss) on ordinary activities	(39)		(10)		(217)

Profit/(loss) on ordinary activities after tax	66		(9)		(363)
Attributable to equity minority interests	(15)		(7)		(19)

Profit/(loss) for the period attributable to shareholders	51		(16)		(382)
Cost of preference dividend	(2)		(2)		(9)
Cost of ordinary dividend	—		—		(111)

Transfer to/(from) retained profits	49		(18)		(502)

Earnings per ordinary share # +	1.7	p	(1.0	)p	(19.6	)p
Diluted earnings per ordinary share # +	1.7	p	(1.0	)p	(19.6	)p

# See note 3 on page 9
+ Restated to reflect the derecognition of the value of internally generated long term insurance business at 31 December 2002

Detailed Business Review	A4

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

THREE MONTHS TO 31 MARCH 2004

			General	Life	Other	Interest	Amortisation	Other	Short term
			business	business	activities	on dated	of goodwill	items	investment
			result	result		loan	/ EV		fluctuations
						capital
			£m	£m	£m	£m	£m	£m	£m
Underwriting loss	(37)		(37)
Reorganisation costs	(14)							(14)
Amortisation of goodwill in acquired claims provisions	(4)						(4)
Equalisation provisions	(12)							(12)

		(67)	(37)				(4)	(26)
Unwind of discount in respect of claims outstanding		(14)	(14)

		(81)	(51)				(4)	(26)
Life technical result	23			23

		23		23
Gross investment income	162
Realised gains	22

		184	178	4	20				(18)
Investment expenses and loan interest		(15)			(15)
Income from associates		9			9

Investment income		178	178	4	14				(18)
Interest on dated loan capital		(15)				(15)
Unrealised gains		25							25
Loss from non insurance activities		(1)			(1)
Central expenses		(19)			(19)
Amortisation of goodwill		(3)					(3)

		107	127	27	(6)	(15)	(7)	(26)	7

Detailed Business Review	A5

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

THREE MONTHS TO 31 MARCH 2003 (Restated)

			General	Life	Other	Interest	Amortisation	Other	Short term
			business	business	activities	on dated	of goodwill	items	investment
			result	result		loan	/ EV		fluctuations
						capital
			£m	£m	£m	£m	£m	£m	£m
Underwriting loss	(22)		(22)
Reorganisation costs	(38)							(38)
Amortisation of goodwill in acquired claims provisions	(5)						(5)
Equalisation provisions	(10)							(10)

		(75)	(22)				(5)	(48)
Unwind of discount in respect of claims outstanding		(15)	(15)

		(90)	(37)				(5)	(48)
Life technical result	37			37
Amortisation of EV	(21)						(21)
Reorganisation costs

		16		37			(21)
Gross investment income	190
Realised gains	99

		289	206	2	5				76
Investment expenses and loan interest		(20)			(20)
Income from associates		3			3

Investment income		272	206	2	(12)				76
Interest on dated loan capital		(14)				(14)
Unrealised losses		(151)							(151)
Loss from non insurance activities		(8)			(8)
Central expenses		(15)			(13)			(2)
Amortisation of goodwill		(8)					(8)

		2	169	39	(33)	(14)	(34)	(50)	(75)

Detailed Business Review	A6

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ONGOING OPERATIONS BREAKDOWN

We have displayed the results of our ongoing operations separately. Full details can be found in the statistical analysis in Section B of this release. It is our intention to continue to report these results separately in future.

The following operations have been classed as closed or transferred for this purpose:

•	UK Personal
Terminated intermediated contracts
Healthcare & Assistance
DMI

•	UK Commercial
Financial Solutions
Inwards Reinsurance

•	US
RSUI
Financial Services
Standard personal lines and certain commercial lines under the Travelers renewal rights
Risk managed and global
ProFin
DPIC
Grocers
Affinity Programs
Artis

•	International
France
Puerto Rico
Peru

•	Australia / New Zealand

There is no closed, disposed or transferred business in Scandinavia or Canada.

Detailed Business Review	A7

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DETAILED BUSINESS REVIEWS

UNITED KINGDOM

PERSONAL	2004	2004	2003
	Ongoing	Total	Total
	£m	£m	£m
General business net premiums written	217	197	405
Underwriting result	(3)	(5)	(30)
Operating ratio	100.5%	99.9%	106.7%

Renewals on the HBoS book of business ceased from 1 January 2004. As anticipated, following this and the sale of the UK Healthcare & Assistance business in 2003 overall personal lines premiums reduced substantially and are down by 31% compared to 2003, excluding the effect of the quota share.

Excluding the terminated corporate household contracts, household premiums fell by 17%, before the effect of quota share, principally due to the reduced volume in the intermediated book while the strong rating action is applied.

Discontinued premium of £20m relates to two one off adjustments in Q1. The first is in respect of the transfer of the unearned premium reserve following the sale of our post 1993 DMI book of business. The second is in respect of a reinsurance premium to provide protection against weather catastrophes while the HBoS account is running off.

Motor premiums fell by £11m, before the effect of quota share, reflecting the action taken to restore profitability in the broker book. The restructuring of the intermediated book is now complete and the MORE TH>N account continues to achieve growth with policies up 17% year on year.

The overall household underwriting result improved by £8m compared to 2003 once the special weather provision of £15m in 2003 is taken into account. This principally reflects the rating action taken in 2003 to restore profitability.

The motor underwriting result improved by £7m compared to 2003. The intermediated book has benefited from improved claims frequency due to the portfolio restructuring exercise, which has more than offset the softer rating environment. We have raised prices ahead of the market and continue to be focussed on writing for profit throughout the cycle.

Detailed Business Review	A8

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UNITED KINGDOM

COMMERCIAL	2004	2004	2003
	Ongoing	Total	Total
	£m	£m	£m
General business net premiums written	435	462	438
Underwriting result	22	11	20
Operating ratio	94.3%	91.3%	94.4%

We remain committed to achieving the right price per risk in the commercial book and this focus on profit has led to some loss of volume. Overall retention rates are holding firm.

As anticipated, a flattening rating environment is being experienced across the portfolio. Motor and casualty are continuing to achieve small increases. All cases are still being renewed at technical price.

The commercial account produced an underwriting profit, as it has done for a number of quarters now, demonstrating the quality of pricing, improved risk targeting and active claims and expense management.

Another excellent result from property has been helped by continued benign weather but also demonstrates the quality of the portfolio following improved risk selection and the earned premium being carried from rating actions during 2003.

The underlying casualty account has continued to improve during the quarter as a result of rating and underwriting actions across the portfolio allowing us to strengthen reserves.

The motor account delivered a sub 100% COR and has maintained premium levels in a challenging market.

The ‘other’ account predominantly consists of closed or transferred business where we have seen a lower level of losses from the inwards reinsurance portfolio and the discontinued pools operations as we continue to actively manage the effect of these elements of the portfolio.

The result in the quarter has been impacted by a one off commutation, which has reduced both premiums and claims and so benefited the total operating ratio.

Detailed Business Review	A9

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SCANDINAVIA

PERSONAL	2004	2004	2003	2003
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m
General business net premiums written	183	183	156	162
Underwriting result	3	3	(3)	(3)
Operating ratio	95.2%	95.2%		99.5%

Premium growth of 14%, adjusted for exchange rate movements and the decrease in the quota share arrangement, is driven by rating increases and new business growth in Sweden.

Both Denmark and Sweden produced underwriting profits. This improvement reflects improved performance following the underwriting actions of the last few years. The weather was benign in both 2003 and 2004.

COMMERCIAL	2004	2004	2003	2003
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m
General business net premiums written	236	236	222	230
Underwriting result	9	9	(3)	(3)
Operating ratio	86.0%	86.0%		94.4%

Net written premium grew by 2%, adjusted for exchange movements and the decrease in the quota share arrangement as we chose not to renew a number of midsize accounts.

In both Denmark and Sweden, commercial lines produced an underwriting profit for the year helped by the underwriting actions of the last few years.

Detailed Business Review	A10

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UNITED STATES

PERSONAL	2004	2004	2003	2003
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m
General business net premiums written	57	61	110	128
Underwriting result	5	7	(2)	(2)
Operating ratio	90.9%	91.1%		101.6%

The continuing business comprises the non standard auto portfolio which had a good result with a combined operating ratio of 90.9%. The total premium decreased by 45% as the renewal rights deal with Travelers started to take effect.

The closed, disposed or transferred business comprised the standard preferred auto and household business, which was part of the renewal rights deal made with Travelers during September 2003.

COMMERCIAL	2004	2004	2003	2003
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m
General business net premiums written	—	(51)	357	416
Underwriting result	—	(61)	(4)	(5)
Operating ratio	—	—		100.5%

The closed or transferred business comprises the portfolios that were part of the renewal rights deal made with Travelers during September 2003 and a smaller deal with XL transferring the renewal rights of the risk managed global property book in October 2003. Also included in the closed and transferred business lines are RSUI, DPIC, Programs and Grocers. The reorganisation has resulted in a reduction in premium volume that is running ahead of the reduction in operating expenses. As previously indicated, 2004 will be a challenging year for the US operation due to this timing lag between the elimination of expenses, and the reduction in premium revenue.

The negative premium in the quarter has arisen because of payments in respect of a number of reinsurance contracts as well as mid term policy cancellations.

Detailed Business Review	A11

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INTERNATIONAL

PERSONAL	2004	2004	2003	2003
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m
General business net premiums written	156	158	157	165
Underwriting result	4	3	(3)	(3)
Operating ratio	100.0%	100.2%		102.0%

The International result now includes Canada, which is commented on in the following page.

Excluding closed and transferred business, exchange rate effects and the effect of the quota share, underlying premiums reduced by 4%.

Premium in LAC grew by around 3%, excluding the exchange rate movement. The personal lines market continues to be competitive in a number of countries.

Premium in Asia was flat, excluding the exchange rate movement.

Other Europe and Middle East showed an improved performance, reflecting benign weather and continuing underwriting actions.

All continuing LAC operations produced good results .

All operations in Asia produced good results, particularly Japan which improved the loss ratio on its corporate partnership book of business.

COMMERCIAL	2004	2004	2003	2003
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m
General business net premiums written	119	123	129	139
Underwriting result	7	4	6	7
Operating ratio	93.1%	95.4%		96.2%

The International result now includes Canada, which is commented on in the following page.

Excluding closed and transferred business, exchange effects and the impact of the quota share, underlying premiums decreased by 7%, primarily driven by a focus on more profitable business.

LAC ongoing operations produced a £3m underwriting profit.

The improvement in the Asia result reflects underwriting actions taken to date and an absence of large losses.

Detailed Business Review	A12

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INTERNATIONAL – CANADA

PERSONAL	2004	2004	2003	2003
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m
General business net premiums written	71	71	75	78
Underwriting result	(1)	(1)	(5)	(5)
Operating ratio	103.7%	103.7%		106.1%

Excluding the quota share effect, personal premiums declined by 12% with continued strong growth by the Johnson Corporation, helped by portfolio acquisitions, being more than offset by actions taken during 2003 to improve the rest of the account.

Personal motor premiums fell by 7%, excluding exchange rate and the quota share effect, as rating actions continued. We are seeing volume reductions for both Agilon and personal intermediated.

The household account continues to show an underwriting profit and a COR of 95.3%, 4 points better than in 2003.

The motor account showed an improved underwriting loss, down £6m on 2003. Good rate increases have been achieved on the involuntary motor pool business.

COMMERCIAL	2004	2004	2003	2003
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m
General business net premiums written	28	28	28	29
Underwriting result	2	2	(3)	(3)
Operating ratio	93.5%	93.5%		116.7%

Excluding the effect of the quota share, commercial premiums declined by 6% reflecting the underwriting actions across the commercial book over the last few years.

Commercial auto and liability premiums continued to decline, excluding the quota share effect, following the portfolio restructurings that took place in 2003. Property premiums increased by 5%.

Commercial property produced an underwriting profit and a COR of 68.4%, as we saw further benefit from the programme of underwriting and rating actions that have been implemented over the last couple of years.

Commercial motor also benefited from the underwriting and rating actions taken, which improved the underwriting loss to £3m. However, the expense ratio remains high due to the fall in premium income.

Detailed Business Review	A13

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GROUP REINSURANCES

	2004	2004	2003
	Ongoing	Total	Original
	£m	£m	£m
General business net premiums written	1	1	1
Underwriting result	(8)	(8)	(9)

The Group reinsurances underwriting result reflects the cost of the centrally placed Group event covers and the result of internal reinsurances as well as a central margin.

Detailed Business Review	A14

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LIFE

	2004	2003	2003
		Adjusted	Original
	£m	£m	£m
Life business net premiums written	286	315	315
Life business result	27	39	39

The reduction in UK net written premium reflects the decision to close the life funds to new business with effect from 1 September 2002.

The reduction in both the premium and the life business result reflects the disposals of the life companies within Promina in May 2003 and the sale of La Construccion in December 2003.

Detailed Business Review	A15